Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*     *     *

2

26 July 2006 First Half 2006 Results (1H 06) ************************************************************* **********************

Disclaimer and Important Legal Information
In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States
Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the
Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer.
INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO,
AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN
IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on
Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent:
17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of
Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-
looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

2 GAS NATURAL – 1H 06 Results Agenda 1. Highlights 2. Analysis of 1H 06 Results 3. Conclusions

Highlights ********************************* ******************** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** ***

Strengthening the competitive position
across the whole gas chain
Integrated projects developing as scheduled
Significant optimisation of fleet utilisation during the period
Significant increase in electricity production in Spain (+139%)
resulting from new capacity additions and competitive gas supply
Results achieved confirm successful entry strategy in the
electricity sector
Solid growth and profitability from core distribution business, reaching 10.4 million gas customer connections in 1H 06
1
Strong EBITDA growth of c.30% to €934 million, based on
real cash generation, confirms 2006 outlook
Note:
1 Includes Spain, Latam and Italy connections
Electricity
Distribution
Up +
Midstream
Wholesale
Continued optimisation of gas and electricity customer
portfolios resulting in greater contribution to profitability

Integrated projects developing as scheduled and
significant optimisation of fleet utilisation
Gassi Touil project advancing
Initial drilling activity recently
started
Incorporation of El Andalus
LNG S.p.a. for the
construction and operation of
the Arzew LNG plant
Gassi
Touil
Nigeria
Upstream
Midstream
Fleet optimisation thanks to the
creation of Midstream JV with Repsol
YPF
8 tankers (702,000m3) + 1 in 2007
(138,000m3) + 1 new tanker in
2009 (138,000m3)
Overall utilisation of 97% in 1H 06
Key terms and conditions of
MoU signed in 1Q 06 with the
Nigerian government under
development

Significant increase in electricity
production in Spain
GAS NATURAL electricity production in Spain (GWh)
4,057
9,690
1H 05 1H 06
2.4x
139% production increase to 9,690 GWh, as a result of new capacity addition and competitive gas supply
9% market share in ordinary regime production in Spain,
in line with 10% objective by 2008 set in 2004–2008 Strategic Plan

GAS NATURAL
Competitor 3
Competitor 2
Competitor 1
Competitor 4

CCGTs to represent c. 43% of peninsular ordinary regime
installed capacity by 2011²
Leading presence in CCGT generation
Leading and most efficient producer of CCGT electricity
in Spain, supported by competitive gas supply
1H 06 CCGT electricity production
1
1H06 average CCGT operating hours
1
3,321
3,266
2,452
1,957
1,824
Source: OMEL, Ministry of Industry
Note:
1 Attributable production in the peninsular system
2    As per the Review of the Plan for Electricity and Gas Sectors for 2002-2011
GAS
NATURAL
30%
Competitor 1
24%
Competitor 2
15%
Competitor 3
13%
Competitor 4
2%
Other
16%
Plana del Vent (800 MW) and Málaga (400 MW) CCGTs under
development

30-Jun-05 30-Jun-06 30-Jun-05 30-Jun-06
Electricity industrial portfolio
(TWh/y)
Gas industrial portfolio
4.4
0.6
(TWh/y)
103.7
97.9
Continued optimisation of customer portfolio
Adaptation of gas and electricity customer portfolio to market conditions resulting in greater contribution to profitability

10.4 million gas customer connections reached in June 06
4,320
4,076
4,638
4,363
95
4,960
4,625
264
5,274
4,844
300
1H 03 1H 04 1H 05 1H 06
Spain LatAm Italy
408
463
546
615
1H 03 1H 04 1H 05 1H 06
Distribution business continues to deliver
solid growth
Gas customer connections (000s)
8,396
9,096
9,849
10,418
EBITDA (€m)
1
+700²
+753²
+569²
+18%
+13%
+13%
Notes:
1 2004, 2005 and 2006 figures under IFRS
2 New gas customer connections

1H 06
Net Sales
EBITDA
Operating Income
Net Income
Average no. of Shares (million)
EBITDA per Share (€)
Net Income per Share (€)
Investments:
Tangible & Intangible
Financial & Other
Net Debt (as of 30/06)
5,422.2
934.4
616.3
455.8
447.8
2.09
1.02
535.8
485.6
50.2
3,038.9
1H 05 Change (%)
1H 06 results snapshot
Strong financial performance, in line with 2004-2008
Strategic Plan
(€ million)
3,788.2
727.0
471.3
367.8
447.8
1.62
0.82
825.5
531.9
293.6
3,004.7
43.1
28.5
30.8
23.9
–
28.5
23.9
(35.1)
(8.7)
(82.9)
1.1

3,677
1,627
1,869
2,650
3,615
3,039
2001 2002 2003 2004 2005 30-Jun-06
Leverage 49.0%       28.0%       29.3%       35.6%       38.5% 34.3%
30/06/06 30/06/05
Leverage²
34.3% 36.8%
EBITDA/Net Interest
6.8x 7.1x
Net Debt/EBITDA 1.8x 2.1x
Financial ratios
Net Debt and Leverage
Debt facilities
as of June 30, 2006
3
Commercial Banks
Institutional Banks
Capital Markets
Cash Placements
Total
2,021
559
760
–
3,340
Drawn Undrawn
Notes:
1   2004, 2005 and 2006 figures under IFRS
2   Defined as Net Debt / (Net Debt + Total Equity)
3   Does not include any financing in relation to the offer for Endesa
1H 06 results snapshot
Solid capital structure
1
(€ million)
1,591
–
2,275
301
4,240

Analysis of 1H 06 Results ********************************* ******************** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** ***

c. 30% EBITDA growth,
above the estimates in the 2004–2008 Strategic Plan
(€ million)
1H 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
546.2
390.9
137.4
17.9
66.2
38.0
28.2
107.7
83.3
24.4
6.9
727.0
1H 06
614.9
415.2
179.4
20.3
161.5
130.9
30.6
150.8
96.8
54.0
7.2
934.4
EBITDA breakdown
(%) (€m)
Change
68.7
24.3
42.0
2.4
95.3
92.9
2.4
43.1
13.5
29.6
0.3
207.4
12.6
6.2
30.6
13.4
144.0
244.5
8.5
40.0
16.2
121.3
4.3
28.5

By Activity
Construction of Málaga CCGT plant expected to
begin in 3Q 06
Investments (Tangible & Intangible)
(€ million)
1H 06 1H 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total
233.3
135.8
70.1
27.4
265.2
262.0
3.2
8.7
4.3
4.4
24.7
531.9
82% of investments
in Euro
Investments breakdown
Gas
Supply
8%
Other
233.0
154.9
50.2
27.9
193.3
187.8
5.5
40.1
36.2
3.9
19.2
485.6
4%
Distribution
48%
Electricity
40%

Distribution in Spain
5.3 million gas customer connections in Spain as of 30 June 2006 (+6.3%)
Higher investment  (+14%) expected to result in additional business growth and additional gas customer connections
1H 06 results analysis by activity
+10% EBITDA growth in 2Q 06
Operating figures EBITDA (€ million)
+6.3%
4,960
5,274
Connections (thousands)
132,568
138,125
29,033
103,535
26,602
111,523
1H 05 1H 06
Tariff Sales (GWh) TPA Sales (GWh)
390.9
415.2
1H 05 1H 06
+4.2%
+7.7%
(8.4%)
+6.2%

Slowdown in operating activity as a result of situation in Mexico
27% tariff increase in Argentina pending implementation
In local currency, EBITDA grows by 19.9%
1H 06 results analysis by activity
Distribution in LatAm
Mexico
€40.2m
(+13%)
1H 06 EBITDA contribution
and growth by country
(Total €179.4 million)
Argentina
€18.4m
(+36%)
Colombia
€46.7m
(+17%)
Brazil
€74.1m
(+53%)
4,625
4,844
1H 05 1H 06
Connections (thousands)
Operating figures
Gas activity sales (GWh)
+4.7%
+3.4%
80,155
82,860
Significant EBITDA growth to €179.4 million (+31%), especially in Brazil

17.9
20.3
1H 05 1H 06
1H 06 results analysis by activity
EBITDA (€ million)
264
300
1H 05 1H 06
Connections (thousands)
Operating figures
Gas activity sales (GWh)
(7.4%)
1,734
1,605
Distribution in Italy
+13.6%
+13.4%
Double-digit organic growth due to solid operating performance and know-how
300,000 connections (+13.6%) reached as of June 2006
Decrease in sales due to milder winter compared with 1H 05
EBITDA increased by 13% in 1H 06

1H 06 results analysis by activity
Electricity
Electricity production (GWh)
Installed capacity in Spain of 3,127
MW (+64.4%), in line with 2004–2008
Strategic Plan
77
1H 05 1H 06
Wind Cogeneration
CCGT (Puerto Rico) CCGT (Spain)
329
800
9,284
+10.0%
+143.7%
+119.3%
10,490
4,784
3,810
727
185
62
EBITDA has more than doubled, despite
the discount of €33.5 million of CO
2
emission rights (+195% growth on a
proforma basis)
Continued progress in commercial
portfolio optimisation
Very significant electricity EBITDA growth of €95.3 million (+144%), with Spanish electricity contribution more than tripling
38.0
28.2
66.2 130.9
30.6
Spain Puerto Rico
+144.0%
+8.5%
+244.5%
161.5
1H 05 1H 06
Electricity EBITDA (€ million)

83.3
96.8
1H 05 1H 06
1H 06 results analysis by activity
Up + Midstream
EBITDA (€ million)
Greater contribution from EMPL
Greater fleet utilisation in the
period (97% in 1H 06 vs. 78% in 1H 05)
Higher investments expected in 2H 06,
as Gassi Touil development phase
continues
Exploration costs booked as
expenses
Development costs capitalised
+16.2%
EBITDA increase of €13.5 million (+16.2%)

24.4
54.0
1H 05 1H 06
1H 06 results analysis by activity
EBITDA (€ million)
Continued optimisation of gas
wholesale and retail industrial
portfolio
Competitive gas supply
Discount reduction trend has
continued in 1H 06, leading to their
disappearance as of June 06
+121.3%
Very significant EBITDA increase of 121% in 1H 06
Wholesale & Retail

Conclusions ********************************* ******************** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** ***

Conclusions
Over 20% growth in EBITDA (+29%) and Net Income (+24%)
based on real cash generation, confirming 2006 outlook
Continued optimisation of gas and electricity customer
portfolio and competitive gas supply, resulting in greater
contribution to profitability
Integrated projects progressing as scheduled, and
consolidating leading position in the midstream business
Results achieved confirm successful entry strategy in the
electricity sector
Strengthening the competitive position across the
whole gas chain
Achieving continued profitable growth in the distribution
business

INVESTOR RELATIONS DEPARTMENT
Av. Portal de l’Àngel, 20
08002 BARCELONA (Spain)
telf. 34 934 025 891
fax  34 934 025 896
e-mail: relinversor@gasnatural.com
website: www.gasnatural.com
Thank you
********************
********************
********************
********************
***********
************************************************************
**********************